Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

David W. Freese

Associate

+1.215.963.5862

dfreese@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

February 26, 2016

Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Reality Shares ETF Trust 485(a) Filing (File Nos. 333-192288 and 811-22911)

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust” or the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 8, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 12, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on December 30, 2015 pursuant to Rule 485(a) under the 1933 Act (the “Amendment”), with respect to the Reality Shares DIVS ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please explain supplementally why the disclosure regarding dividend swaps has been emphasized in the Fund’s “Description of Principal Investment Strategies and Instruments” section.

Response. The disclosure regarding dividend swaps has been emphasized because a majority of the Fund’s portfolio currently consists of dividend swaps.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Hartford   Houston   London   Los Angeles   Miami   Moscow   New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Singapore   Tokyo   Washington   Wilmington

2.	Comment. In the of the Fund’s “Principal Risk” section:

a.	If accurate, please disclose that the carrying costs noted in the Fund’s “Interest Rate Risk” disclosure are applicable to the Fund’s investment in options and not its other portfolio holdings, particularly its dividend swaps holdings.

Response. The requested change has been made.

b.	Please consider whether counterparty risk disclosure should be enhanced.

Response. Disclosure regarding counterparty risk has been added in response to this comment.

c.	Please explain the addition of the “Tax Risk” disclosure.

Response. The “Tax Risk” disclosure was added to highlight the tax-related risks of investing in the Fund due to the Fund’s investments in derivatives, particularly those relating to the tax treatment of the Fund’s portfolio holdings and the potential impact to shareholders of an adverse ruling by the Internal Revenue Service relating to the Fund’s qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Comment on the Statement of Additional Information

3.	Comment. In the “Portfolio Management” sub-section of the “The Adviser” section, please make sure the disclosure regarding the Fund’s portfolio manager’s compensation is complete.

Response. The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese

3